SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS H1 LOSS OF €48M AS TRAFFIC REBOUNDS AT LOWER FARES

Ryanair Holdings today (1 Nov.) reported a H1 loss of €48m, compared to a PY H1 loss of €411m. Highlights of this 6-month period include:

●
H1 traffic rebounded by 128% from 17.1m to 39.1m.
●
1st B737-8200 “Gamechanger” delivered in June (65+ for peak S.22).
●
Customer Advisory Panel 1st met in Sept.
●
€1.2bn 5-year unsecured bond issued in May at record low 0.875% coupon.
●
Strong Sept. cash balance of €4.24bn (up from €3.15bn at 31 Mar.).
●
Net debt fell from €2.28bn at 31 Mar. to €1.50bn at 30 Sept. (CCFF £600m loan repaid in Oct).
●
560 new routes & 14 new bases announced for W.21/S.22.
●
5-year growth accelerates to 225m p.a. by FY26 (prev. 200m p.a.).

H1 – Group	30 Sept. 2020	30 Sept. 2021	Change
Customers	17.1m	39.1m	+128%
Load Factor	72%	79%	+7pts
Revenue	€1.18bn	€2.15bn	+83%
Op. Costs	€1.35bn	€2.20bn	+63%
Net Loss	(€411m)	(€48m)	n/m

Ryanair’s Michael O’Leary, said:

OUR ENVIRONMENT:
Ryanair has shown we can grow traffic while reducing our impact on the environment. Every passenger that switches to Ryanair from legacy airlines reduces their CO₂ emissions by up to 50% per flight. Over the next 5-years our traffic will grow by 50% to 225m p.a. This will be achieved on a fleet of new B737 “Gamechanger” aircraft, which offer 4% more seats, but consume 16% less fuel and cuts noise emissions by 40%, which helps to lower each passenger’s CO₂ and noise footprint over the next decade.

We continue to work with the EU, our fuel suppliers and aircraft manufacturers to incentivise sustainable aviation fuel (SAF) use. We are working with A4E and the EU Commission to accelerate reform of the Single European Sky, to minimise ATC delays which will lower fuel consumption and CO₂ emissions. Last year Ryanair received an industry leading “B-” climate protection rating from CDP1, and we are committed to improving this to an “A” rating over the next 2 years. In April, we established a Sustainable Aviation Research Centre partnership with Trinity College Dublin to accelerate the development of SAFs. Ryanair’s goal is to power 12.5% of our flights with SAF by 2030. These initiatives will help Ryanair achieve our target of cutting CO₂ per passenger/km by 10% to just 60 grams by 2030.

Our growth plans over the next 5 years will create 5,000 new jobs for pilots, cabin crew and engineers. Ryanair recently invested €50m in an Aviation Skills Training Centre in Dublin and we plan to invest over €100m in 2 more, high skills, training centres in possibly Spain and Poland during this period.

In Sept. our Customer Advisory Panel met for the first time in Dublin. This Panel will meet again in the spring and their advice and input will shape Ryanair’s customer improvements for 2022, reinforcing our commitment to delivering the lowest fares, the most on-time flights and a great customer service as the Group stimulates very strong post Covid-19 growth. We have already implemented a number of their suggestions, including a Day of Travel feature in the Ryanair App to assist customers through every step of their Ryanair journey.

COVID-19 – RAPID RECOVERY & GROWTH:
Following a very badly disrupted Q1, which saw most Easter flights cancelled and a slower than expected easing of EU Govt. travel restrictions in May and June, traffic rebounded in Q2 with the successful rollout of the EU Digital Covid Certificates (“DCC”) in July. H1 bookings were mostly “close-in” and required price stimulation, particularly to/from the UK where consumer confidence was undermined (until early Oct.), by the UK Govt.’s confusing and inconsistent traffic light system. In recent weeks, we have seen a surge in bookings for the Oct. mid-term and Christmas breaks and we expect this peak buoyancy to continue into Easter and S.22. We will continue our load active/yield passive recovery strategy as we rebuild load factors (consistently above 80% in Q2) and, in time, yields over the second half of FY22.

The Covid-19 crisis accelerated the collapse of many European airlines including Flybe, Norwegian, Germanwings, Level, Stobart and led to substantial capacity cuts at many others including Alitalia, TAP, LOT, SAS, etc. The tsunami of State Aid from EU Govts. to their insolvent flag carriers (Alitalia, Air France/KLM, Iberia, LOT, Lufthansa, SAS, TAP and others) will distort EU competition and prop up high cost, inefficient, flag carriers for many years. Ryanair was one of the very few airlines to use the Covid crisis to place significant aircraft orders, to expand our airport partnerships and to secure lower operating costs so that we can pass on even lower fares, post Covid, to our customers. Together with our airport partners, we are leading Europe’s traffic recovery and we plan to deliver accelerated growth in both traffic and jobs over the next 5 years.

During H1 our Route Development team continued their work with airport partners across Europe, and have negotiated lower airport costs, recovery incentives and the extension of many low-cost airport growth deals. In addition to its new base deals (Agadir, Billund, Chania, Corfu, Rhodes, Riga, Stockholm, Venice Treviso, Turin, Zadar & Zagreb), over 560 new route announcements and long-term extensions of low-cost growth deals in Stansted (to 2028), Bergamo (to 2028), Manchester (to 2028), East Midlands (to 2028), Charleroi (to 2030), the Group has doubled its capacity in Rome (Fiumicino), Lisbon, Vienna and will launch new bases in Cork, Newcastle and Venice (Marco-Polo) for S.22.

In June Ryanair took delivery of our first B737-8200 “Gamechanger” aircraft (from our 210 orderbook) and we expect to have over 65 in the Group fleet by S.22. These Gamechangers will, we believe, further widen the cost gap between Ryanair and all other European airlines over the next decade. While load factors have yet to recover to pre-Covid levels, the performance of the Gamechangers has exceeded our expectations this summer. Operational reliability, fuel consumption and CO₂ emissions have, so far, exceeded guidelines with very positive passenger and crew feedback to these new, more fuel efficient, quieter aircraft. Based on our 210 order book and available fleet capacity, we plan to accelerate our traffic growth to 225m p.a. by FY26.

H1 FY22 BUSINESS REVIEW:

Revenue & Costs
H1 scheduled revenues increased 61% to €1.27bn as traffic jumped 128% from 17.1m to 39.1m (at a 79% load factor). The Covid disruption of Easter traffic, the delayed relaxation of EU travel restrictions into May/June, and the uncertainty caused by the UK’s confusing traffic light system this summer and the close-in nature of bookings required price stimulation – resulting in average fares of just €33 (down 30% on H1 last year). Ancillary revenue continued its strong performance, generating over €22.50 per passenger, as guests choose priority boarding and reserved seating. Total revenue increased by over 80% to €2.15bn in H1.

While sectors and traffic more than doubled, operating costs increased by just 63% to €2.20bn, driven primarily by lower variable costs such as aircraft, airport & handling, route charges and fuel. Lower costs, coupled with rising load factors, led to a marked reduction in cost per passenger (ex-fuel) to €38. We expect to see further improvements in costs as our new, lower cost, more fuel-efficient aircraft deliver and EU countries (such as Ireland, Spain & Italy) rollout Covid recovery incentive schemes.

Our fuel requirements are 80% hedged for Q4 FY22 (50% jet swaps at $580, with the balance hedged with caps at $750 per met. tonne). H1 FY23 is 80% hedged (60% jet swaps at $620 and 20% caps at $715) and H2 FY23 is 60% hedged at $625. Carbon credits are fully hedged for FY22 and 70% hedged for FY23 at €24 and €40 per EUA respectively.

Balance Sheet & Liquidity
Ryanair’s balance sheet is one of the strongest in the industry with a BBB credit rating (S&P and Fitch), €4.24bn cash and almost 90% of our B737 fleet unencumbered. In May Ryanair issued a €1.2bn 5-year, unsecured, bond at a record low coupon of just 0.875%. In June the Group repaid its (2014) maturing €850m 1.875% bond and last week the Group repaid its UK CCFF £600m loan 5 months early. Strong operating cashflows and supplier reimbursements, offset by capex, drove a €0.8bn reduction in net debt to €1.5bn at 30 Sept. (31 March: €2.3bn). During Q2 the Group agreed to sell its 10 oldest B737NGs. 2 of these aircraft were delivered in Sept. and the remainder will exit the fleet before the financial year end. The strength of Ryanair’s balance sheet ensures that the Group can capitalise rapidly on the many growth opportunities that exist in Europe in the post Covid-19 recovery.

POTENTIAL LSE DELISTING:
Trading on the London Stock Exchange (“LSE”) as a percentage of overall trading volume in Ryanair’s ordinary shares has reduced materially during 2021. The migration away from the LSE is consistent with a general trend for trading in shares of EU corporates post Brexit and is, potentially, more acute for Ryanair as a result of the long-standing prohibition on non-EU citizens purchasing Ryanair's ordinary shares being extended to UK nationals following Brexit.  The Board of Ryanair is now considering the merits of retaining the Standard listing on the LSE. Ryanair has a primary listing on the regulated market of Euronext Dublin, which offers shareholders the highest standard of protection, including compliance with the UK Corporate Governance Code, and its ADRs are listed on NASDAQ.

OUTLOOK:
The outlook for pricing and yields for the winter of FY22 will be challenging. With the booking curve remaining very close-in, traffic recovery will require continuing price stimulation. This, coupled with rising costs for the small unhedged balance of our fuel needs, means that visibility for the remainder of FY22 is very limited. It is therefore difficult to provide meaningful FY22 guidance. We believe that FY22 traffic has improved to just over 100m and (subject to winter fares) expect to record an FY22 loss of between €100m to €200m. This outturn will be crucially dependent on the continued rollout of vaccines and no adverse Covid-19 developments.

ACCELERATED POST-COVID GROWTH:
As noted above, subject to no adverse Covid developments, and high vaccination levels remaining across Europe, Ryanair will take delivery of 210 Gamechanger aircraft over the next 5 years which allows Ryanair uniquely to accelerate growth into the post Covid-19 recovery. These aircraft deliver industry lowest costs, lower emissions, and will enable Ryanair to exploit growth opportunities at primary and secondary airports all over Europe - particularly where legacy carriers have failed or cut back their fleet as a result of Covid-19 and State Aid. As announced at our AGM in Sept., Ryanair Group now expect to deliver accelerated growth over the next 5 years, with the growth forecast raised from 33% to 50%. As a result, Ryanair’s pre-Covid traffic of 149m is expected to grow to over 225m guests p.a. by March 2026 (previously targeted at 200m p.a.).”

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333
Ryanair Holdings plc, Europe’s largest airline group, is the parent company of Buzz, Lauda, Malta Air & Ryanair. Carrying 149m guests p.a. (pre Covid-19) on more than 2,500 daily flights from over 89 bases, the Group connects over 230 destinations in 37 countries on a fleet of 467 aircraft, with a further 190 Boeing 737s on order, which will enable the Ryanair Group to lower fares and grow traffic to 225m p.a. over the next 5 years. Ryanair has a team of 17,000 highly skilled aviation professionals delivering Europe’s No.1 on-time performance, and an industry leading 36-year safety record. Ryanair is Europe’s greenest, cleanest, airline group and customers switching to fly Ryanair can reduce their CO₂ emissions by up to 50% compared to the other Big 4 European major airlines.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

1 CDP – Carbon Disclosure Project is an independent, non-profit, global environmental reporting organisation.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2021 (unaudited)

		At Sep 30,	At Mar 31,
		2021	2021
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,489.9	8,361.1
Right-of-use asset		160.8	188.2
Intangible assets		146.4	146.4
Derivative financial instruments	11	214.3	111.3
Deferred tax		13.2	14.0
Other assets		52.8	48.7
Total non-current assets		9,077.4	8,869.7

Current assets
Inventories		3.6	3.6
Other assets		283.7	179.8
Assets Held for sale	10	82.1	-
Trade receivables	11	39.7	18.6
Derivative financial instruments	11	342.1	106.0
Restricted cash		22.7	34.1
Financial assets: cash > 3 months		100.0	465.5
Cash and cash equivalents		4,118.2	2,650.7
Total current assets		4,992.1	3,458.3

Total assets		14,069.5	12,328.0

Current liabilities
Provisions		-	10.3
Trade payables	11	788.5	336.0
Accrued expenses and other liabilities		1,947.1	1,274.9
Current lease liability		55.1	52.5
Current maturities of debt	11	858.5	1,725.9
Derivative financial instruments	11	28.1	79.2
Current tax		53.9	48.1
Total current liabilities		3,731.2	3,526.9

Non-current liabilities
Provisions		67.4	47.4
Trade payables	11	240.7	179.9
Derivative financial instruments	11	4.1	6.4
Deferred tax		263.0	272.4
Non-current lease liability		103.5	130.6
Non-current maturities of debt	11	4,726.7	3,517.8
Total non-current liabilities		5,405.4	4,154.5

Shareholders' equity
Issued share capital	12	6.7	6.7
Share premium account	12	1,166.0	1,161.6
Other undenominated capital	12	3.5	3.5
Retained earnings	12	3,185.6	3,232.3
Other reserves		571.1	242.5
Shareholders' equity		4,932.9	4,646.6

Total liabilities and shareholders' equity		14,069.5	12,328.0

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the Half-Year ended September 30, 2021 (unaudited)

			Half-Year Ended Sep 30,	Half-Year Ended Sep 30,
		Change	2021	2020
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+61%	1,273.3	790.8
Ancillary revenues		+129%	881.6	385.4
Total operating revenues	8	+83%	2,154.9	1,176.2

Operating expenses
Fuel and oil		-108%	713.1	343.0
Airport and handling charges		-99%	336.9	169.7
Depreciation		-13%	336.2	296.5
Staff costs		-29%	303.1	234.7
Route charges		-99%	230.0	115.3
Marketing, distribution and other		-58%	168.3	106.4
Maintenance, materials and repairs		-43%	117.8	82.6
Aircraft rentals			-	4.8
Total operating expenses		-63%	2,205.4	1,353.0

Operating (loss)			(50.5)	(176.8)

Other income/(expenses)
Net finance expense		-192%	(44.7)	(15.3)
Foreign exchange/hedge ineffectiveness		+98%	(4.7)	(240.2)
Total other (expenses)		+81%	(49.4)	(255.5)

(Loss) before tax			(99.9)	(432.3)

Tax credit on (loss)	4		52.3	21.8

(Loss) for the half-year – all attributable to equity holders of parent			(47.6)	(410.5)

(Loss) per ordinary share (€)
Basic	9	+89%	(0.0422)	(0.3752)
Diluted	9	+89%	(0.0422)	(0.3752)
Weighted avg. no. of ord. shares (in Ms)
Basic	9		1,128.4	1,094.0
Diluted	9		1,128.4	1,094.0

*’+’ is favourable and ‘-‘ is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the Quarter ended September 30, 2021 (unaudited)

			Quarter Ended Sep 30,	Quarter Ended Sep 30,
		Change	2021	2020
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+57%	1,081.4	690.1
Ancillary revenues		+95%	703.0	360.9
Total operating revenues	8	+70%	1,784.4	1,051.0

Operating expenses
Fuel and oil		-67%	556.5	334.1
Airport and handling charges		-65%	249.8	151.6
Depreciation		-24%	201.9	162.5
Staff costs		-16%	192.1	166.2
Route charges		-57%	177.7	113.0
Marketing, distribution and other		-51%	96.4	64.0
Maintenance, materials and repairs		-21%	56.0	46.4
Aircraft rentals			-	2.4
Total operating expenses		-47%	1,530.4	1,040.2

Operating profit			254.0	10.8

Other income/(expenses)
Net finance expense		-295%	(23.3)	(5.9)
Foreign exchange/hedge ineffectiveness		+97%	(6.1)	(227.3)
Total other (expense)		+87%	(29.4)	(233.2)

Profit/(loss) before tax			224.6	(222.4)

Tax credit/(expense) on profit/(loss)	4		0.4	(3.1)

Profit/(loss) for the quarter – attributable to equity holders of parent			225.0	(225.5)

Earnings/(loss) per ordinary share (€)
Basic	9	+197%	0.1994	(0.2053)
Diluted	9	+196%	0.1975	(0.2053)
Weighted avg. no. ord. shares (in Ms)
Basic	9		1,128.6	1,098.6
Diluted	9		1,139.5	1,098.6

*’+’ is favourable and ‘-‘ is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year ended

September 30, 2021 (unaudited)

	Half-Year	Half-Year
	Ended	Ended
	Sep 30, 2021	Sep 30, 2020
	€M	€M

(Loss) for the half-year	(47.6)	(410.5)

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movements in cash-flow hedge reserve	324.3	69.1
Other comprehensive income for the half-year, net of income tax	324.3	69.1
Total comprehensive income/(loss) for the half-year – all attributable to equity holders of parent
	276.7	(341.4)

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended

September 30, 2021 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Sep 30, 2021	Sep 30, 2020
	€M	€M

Profit/(loss) for the quarter	225.0	(225.5)

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	234.7	103.1
Other comprehensive income for the quarter, net of income tax	234.7	103.1
Total comprehensive income/(loss) for the quarter – all attributable to equity holders of parent
	459.7	(122.4)

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2021 (unaudited)

		Half-Year	Half-Year
		Ended	Ended
		Sep 30, 2021	Sep 30, 2020
	Note	€M	€M
Operating activities
(Loss) after tax		(47.6)	(410.5)

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation		336.2	296.5
Increase in inventories		-	(0.4)
Tax (credit) on loss		(52.3)	(21.8)
Share based payments	5	5.2	2.1
(Increase)/decrease in trade receivables		(21.1)	34.5
(Increase)/decrease in other assets		(118.5)	19.1
Increase/(decrease) in trade payables		248.1	(108.6)
Increase/(decrease) in accrued expenses		693.5	(868.8)
Decrease in provisions		9.6	11.1
Decrease in finance income		-	2.2
Increase in finance expense		(22.1)	(14.9)
Hedge ineffectiveness/foreign exchange		-	(97.4)
Income tax paid		8.5	(1.0)
Net cash inflow/(outflow) from operating activities		1,039.5	(1,157.9)

Investing activities
Capital expenditure - purchase of property, plant and equipment		(311.4)	(107.9)
Disposal proceeds		28.2	-
Supplier reimbursements	10	113.9	250.4
Decrease in restricted cash	11	11.4	0.3
Decrease/(increase) in financial assets: cash > 3 months	11	365.5	(308.9)
Net cash (used in) investing activities		207.6	(166.1)

Financing activities
Net proceeds from shares issued	12	4.4	403.5
Proceeds from long term borrowings	11	1,192.0	1,540.0
Repayments of long term borrowings	11	(943.3)	(132.3)
Lease liabilities paid		(28.6)	(38.2)
Net cash from financing activities		224.5	1,773.0

Increase in cash and cash equivalents		1,471.6	449.0
Net foreign exchange differences		(4.1)	(63.3)
Cash and cash equivalents at beginning of the period		2,650.7	2,566.4
Cash and cash equivalents at end of the period	11	4,118.2	2,952.1

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the Half-Year ended

September 30, 2021 (unaudited)

	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.		Other
	Shares	Capital	Account	Earnings	Capital	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2020	1,089.2	6.5	738.5	4,245.0	3.5	(111.3)	32.3	4,914.5
Loss for the half-year	-	-	-	(410.5)	-	-	-	(410.5)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	69.1	-	69.1
Total other comprehensive income	-	-	-	-	-	69.1	-	69.1
Total comprehensive income	-	-	-	(410.5)	-	69.1	-	(341.4)
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	36.1	0.2	405.6	(2.3)	-	-	-	403.5
Share-based payments	- -	- -	- -	- 0.9	- -	- -	2.1 (0.9)	2.1 -
Transfer of exercised and expired share based awards
Balance at September 30, 2020	1,125.3	6.7	1,144.1	3,833.1	3.5	(42.2)	33.5	4,978.7
Loss for the half-year	-	-	-	(604.6)	-	-	-	(604.6)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	253.5	-	253.5
Total other comprehensive income	-	-	-	-	-	253.5	-	253.5
Total comprehensive income	-	-	-	3,228.5	-	253.5	-	253.5
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	2.8	-	17.5	-	-	-	-	17.5
Share-based payments	-	-	-	-	-	-	1.5	1.5
Transfer of exercised and expired share based awards	-	-	-	3.8	-	-	(3.8)	-
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3,232.3	3.5	211.3	31.2	4,646.6
Loss for the half-year	-	-	-	(47.6)	-	-	-	(47.6)
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	324.3	-	324.3
Total other comprehensive income	-	-	-	-	-	324.3	-	324.3
Total comprehensive income	-	-	-	(47.6)	-	324.3	-	276.7
Transactions with owners of the Company recognised directly in equity	-	-	-	-	-	-	-	-
Issue of ordinary equity shares	0.7	-	4.4	-	-	-	-	4.4
Share-based payments	-	-	-	-	-	-	5.2	5.2
Transfer of exercised and expired share based awards	-	-	-	0.9	-		(0.9)	-
Balance at September 30, 2021	1,128.8	6.7	1,166.0	3,185.6	3.5	535.6	35.5	4,932.9

Ryanair Holdings plc and Subsidiaries

MD&A Half-Year Ended September 30, 2021

Introduction

The Ryanair Group’s fleet was effectively grounded due to European Governments travel restrictions/ lockdowns for much of the prior year comparative (half-year ended September 30, 2020).  Sectors (up 100%) and traffic (+128%) are therefore significantly higher in the half-year ended September 30, 2021 (although still below pre Covid-19 levels) and the following discussion should be read in that context.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 61% to €1,273.3M due to a 128% increase in traffic, from 17.1M to 39.1M. While traffic increased significantly, the delayed relaxation of Government travel restrictions across the EU and the UK meant that fares required significant price stimulation, with average fares down 30%.

Ancillary revenues:
Ancillary revenues increased to €881.6M due to a 128% rebound in traffic and a solid performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased by 83% to €2,154.9M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by €370.1M (+108%) to €713.1M due to a 100% increase in sectors flown and higher jet fuel prices.

Airport and handling charges
Airport and handling charges rose by €167.2M (+99%) to €336.9M due to a doubling of sectors and a 128% increase in traffic.

Depreciation:
Depreciation increased by 13% to €336.2M, primarily due to higher amortisation resulting from increased aircraft utilisation and the delivery of 20 new Boeing 737-8200 aircraft in the period.

Staff costs:
Staff costs increased by 29% to €303.1M due to higher sectors.

Route charges:
Route charges increased by 99% to €230.0M, broadly in line with higher sectors.

Marketing, distribution and other:
Marketing, distribution and other rose by 58% to €168.3M due to higher activity in the period, offset by cost savings.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 43% to €117.8M due to higher aircraft utilisation and the handback of leased aircraft in the period.

Other expense:
Finance expenses increased by €29.4M to €44.7M due to higher gross debt and negative average interest rates on euro deposits.

Balance sheet:
Gross cash increased by €1.09BN to €4.24BN at September 30, 2021.
Gross debt increased by €0.32BN to €5.74BN primarily due to a €1.20BN bond issuance in May 2021, offset by €0.94BN debt repayments and €29.0M lease liability payments.

Net debt was €1.50BN at September 30, 2021. This is a €0.77BN reduction from €2.28BN at March 31, 2021.

Increased activity in the period (including a 100% increase in sectors and 128% rise in traffic), and higher forward bookings (unearned revenue) led to significant movements in Other Assets (+€0.10BN), Trade Payables (+€0.51BN), and Accrued Expenses and Other Liabilities (+€0.67BN)

Shareholders’ equity:
Shareholders’ equity increased by €0.29BN to €4.93BN in the period primarily due to an IFRS hedge accounting unrealised gain for derivatives of €0.32BN, offset by the €47.6M net loss.

MD&A Quarter Ended September 30, 2021

Introduction
As a result of European Government’s Covid-19 travel restrictions/lockdowns during the prior year comparative (quarter ended September 30, 2020), the Group experienced a significant reduction in traffic. In the quarter ended September 30, 2021, following the rollout of EU Digital Covid Certificates in July, sectors rose 64% and traffic increased by 86% to 31.0M. The following discussion should be read in that context.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 57% to €1,081.4M due to an 86% increase in traffic, from 16.7M to 31.0M. While traffic increased significantly, the close-in nature of bookings and uncertainty around UK travel restrictions meant that fares required significant price stimulation.

Ancillary revenues:
Ancillary revenues rose by 95% to €703.0M due to an 86% increase in traffic and a solid performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased by 70% to €1,784.4M.

Operating Expenses:

Fuel and oil:
Fuel and oil increased by 67% to €556.5M due to a 64% increase in sectors flown and higher jet fuel prices, offset by an improved fuel burn.

Airport and handling charges:
Airport and handling charges rose 65% to €249.8M due to a 64% increase in sectors and 86% more passengers.

Depreciation:
Depreciation increased by 24% to €201.9M, primarily due to higher amortisation as a result of increased aircraft utilisation and the delivery of 20 new Boeing 737-8200 aircraft in the quarter.

Staff costs:
Staff costs increased by 16% to €192.1M due to higher sectors.

Route charges:
Route charges increased by 57% to €177.7M, due to 64% more sectors.

Marketing, distribution and other:
Marketing, distribution and other increased by 51% to €96.4M due to higher activity in the quarter.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 21% to €56.0M due to higher aircraft utilisation.

Other expense:
Finance expenses increased by €17.4M to €23.3M primarily due to higher gross debt and negative average interest rates on euro deposits.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2021 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank of Ireland.

This interim management report includes the following:

●
Principal risks and uncertainties relating to the remaining six months of the year;
●
Related party transactions; and
●
Post balance sheet events.

Results of operations for the six-month period ended September 30, 2021 compared to the six-month period ended September 30, 2020, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

The full extent of the ongoing impact of Covid-19 on the Group’s longer-term operational and financial performance will depend on future developments, many of which are outside of the Group’s control, including the duration and spread of Covid-19 and related travel advisories and restrictions, the impact of Covid-19 on overall long-term demand for air travel, the impact of Covid-19 on the financial health and operations of the Group’s business partners (particularly Boeing), and future governmental actions, all of which are highly uncertain and cannot be predicted.

Among other factors that are subject to change and could significantly impact Ryanair’s expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union (“EU”) and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

With the exception of Geoff Doherty, who joined the Board in October 2021, details of the members of the Group’s Board of Directors are set forth on page 16 of the Group’s 2021 annual report.

Related party transactions – Please see note 13.

Post balance sheet events – Please see note 15.

Going concern

The Directors, having made inquiries, including consideration of the possible future financial effects associated with the Covid-19 pandemic, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these interim financial statements. While there is uncertainty as to the full extent of the impact on the Ryanair Group, the continued preparation of the Group’s consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●
The Group’s net profit of €225M in the quarter ended September 30, 2021;
●
The Group’s liquidity with over €4.24BN cash at September 30, 2021, a €0.77BN reduction in net debt in the first half-year and the Group’s continued focus on cash management;
●
The Group’s solid BBB credit ratings (from both S&P and Fitch Ratings);
●
The Group’s strong balance sheet position with almost 90% of its B737 fleet unencumbered;
●
The Group’s access to the debt capital markets. In May 2021, the Group raised a €1.2BN, 5-year unsecured, Eurobond at a low coupon of 0.875%;
●
The repayment of the HMT & Bank of England CCFF £600M loan in October means that the Group has no significant debt maturities until 2023;
●
Ongoing cost reductions across the Group;
●
The widespread rollout of Covid-19 vaccines in Europe;
●
Increased bookings;
●
The Group’s flexibility to react quickly to improved customer demand following vaccine rollouts, the launch of EU Digital Covid Certificates, the relaxation of quarantine requirements for vaccinated arrivals to the UK, and the expected further easing of European Governments travel restrictions/lockdowns over the coming months; and
●
The Group’s ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the half-year ended September 30, 2021 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2021 Annual Report for the year ended March 31, 2021, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU (“IAS 34”). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2021, are available at http://investor.ryanair.com/.

The September 30, 2021 figures and the September 30, 2020 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2021, together with the independent auditor’s report thereon, were filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website. The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the half-year ended September 30, 2021 on October 29, 2021.

Except as stated otherwise below, this year’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year

The following new and amended standards, amendments and interpretations, have been issued by the IASB, and have also been endorsed by the EU (unless otherwise stated). These standards are effective for the first time for the Group’s financial year beginning on April 1, 2021. The adoption of these new or amended standards did not have either a material impact, or any impact, on the Group’s financial position or performance in the half-year ended September 30, 2021.

●
Amendments to IFRS 4 Insurance Contracts – Deferral of IFRS 9 (effective on or after January 1, 2021).
●
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (effective on or after January 1, 2021).
●
Amendment to IFRS 16 Leases – Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective on or after April 1, 2021).

New IFRS standards and amendments issued but not yet effective

The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have any or a material impact on our financial position or performance:

●
Annual Improvements 2018-2020 (effective on or after January 1, 2022).
●
Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts – Cost of Fulfilling a Contract (effective for on or after January 1, 2022).
●
Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use (effective on or after January 1, 2022).
●
Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework (effective on or after January 1, 2022).
●
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective on or after January 1, 2023).*
●
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective on or after January 1, 2023).*
●
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments: Disclosure of Accounting policies (effective on or after January 1, 2023).*
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current – Deferral of Effective Date (effective on or after January 1, 2023).*
●
IFRS 17 Insurance Contracts (effective on or after January 1, 2023).*

* These standards or amendments to standards are not as of yet EU endorsed.

2. Judgements and estimates

In preparing these condensed interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts and options for the purchase of its jet fuel (jet kerosene) requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value. At September 30, 2021, a net asset of €238.0M (March 31, 2021: net liability €46.0M) was recognised on balance sheet in respect of the Group’s jet fuel derivative instruments and a net asset of €247.0M (March 31, 2021: net asset €171.0M) was recognised in respect of its foreign currency derivative instruments associated with future aircraft purchases.

In determining the hedge effectiveness of derivative instruments used to hedge Ryanair’s fuel requirements, there is significant judgement involved in assessing whether the volumes of jet fuel hedged are still expected to be highly probable forecast transactions. Specifically, significant judgement is required in respect of the assumptions related to the timing of the full removal of flight restrictions imposed by governments relating to the Covid-19 pandemic, the expected recovery of passenger demand and the subsequent flight schedules. All of these assumptions impact upon forecast fuel consumption, and minor changes to these assumptions could have a significant effect on the assessment of hedge effectiveness.

In respect of foreign currency hedge effectiveness for future aircraft purchases, there is a high degree of judgement involved in assessing whether the future aircraft payments are still considered highly probable of occurring, and the timing of these future payments for aircraft. The timing of future payments for aircraft is dependent on the aircraft manufacturer’s ability to meet forecast aircraft delivery schedules.

As at September 30, 2021 the Group had entered into forward jet fuel hedging contracts covering approximately 60% of its estimated requirements for fiscal year 2022 and approximately 50% of its estimated requirements for fiscal year 2023. The Group believes these hedges to be effective for hedge accounting purposes.

Long-lived assets – Useful lives, residual values and impairment

As at the half-year ended September 30, 2021, the Group had €8,489.9M of property, plant and equipment long-lived assets, of which €8,321.5M were aircraft. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets, the expected residual values of the assets, the cost of major airframe and engine overhaul.

In determining the useful lives and expected residual values of the aircraft, and the cost of major airframe and engine overhaul, the Group has based the estimates on a range of factors and assumptions, including its own historic experience and past practices of aircraft disposal and renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry available information.

The Group's estimate of each aircraft’s residual value is 15% of the current market value of new aircraft, and each aircraft’s useful life is determined to be 23 years. For the 20 new Boeing 737-8200 aircraft delivered during the half-year period to September 30, 2021, the Group has determined the estimated useful life to be 23 years and estimated residual value to be 15% of its current market value upon delivery.

Revisions to these estimates could be caused by changes to maintenance programs, changes in utilization of the aircraft, governmental regulations on aging aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

The Group evaluates, at the end of each reporting period, whether there is any indication that its long-lived assets may be impaired. Factors that may indicate potential impairment include, but are not limited to, significant decrease in the market value of an aircraft based on observable information, a significant change in an aircraft’s physical condition and operating or cash flow losses associated with the use of the aircraft.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year has traditionally resulted in higher revenues and profits.

4. Income tax expense

The Group’s consolidated tax credit for the half-year ended September 30, 2021 of €52.3M (tax credit September 30, 2020: €21.8M) comprises a current tax credit of €2.9M and a deferred tax credit of €49.4M primarily relating to the temporary differences for property, plant and equipment and net operating losses.  This consolidated tax credit is the aggregation of separate tax charges and tax credits on the profits earned and losses suffered by each of the Group’s operating companies calculated in accordance with differing tax rules and rates applicable in each jurisdiction where the Group operates.  No significant or unusual tax charges or credits arose during the period.  The effective tax rate of 52% for the half year (September 30, 2020: 5%) is the result of the mix of profits and losses incurred by Ryanair’s operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

5. Share based payments

The terms and conditions of the Group’s share-based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €5.2M in the half-year ended September 30, 2021 (September 30, 2020: €2.1M) is the fair value of options granted in prior periods and a conditional share grant under LTIP 2019, in the current period, to over 80 managers across the Group (the Executive and Non-Executive Directors were not included in this LTIP grant). The charge is recognised within the income statement in accordance with employee services rendered. During the half-year ended September 30, 2021, 0.7M ordinary shares were issued at strike prices between €6.25 and €6.74 per share following the exercise of vested share options.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business. The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At September 30, 2021 the Group had an operating fleet of 438 (2020: 438) Boeing 737 and 29 (2020: 28) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft. In the half-year to September 30, 2021, the Group took delivery of 20 of these aircraft and expects to have over 65 Boeing 737-8200s in the Group fleet ahead of Summer 2022. The remaining aircraft are due to be delivered before the end of fiscal year 2025.

8. Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Chief Operating Decision Maker (CODM).

The Group currently comprises four key separate airlines, Buzz, Lauda, Malta Air and Ryanair DAC. Ryanair DAC and Malta Air are separate reportable segments as they each exceed the applicable quantitative thresholds for reporting purposes. Buzz and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as ‘Other Airlines.’

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Reportable segment information is presented as follows:

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Half-Year Ended	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	1,241.4	-	31.9	-	1,273.3
Ancillary revenue	881.6	-	-	-	881.6
Inter-segment revenue	332.6	365.3	184.8	(882.7)	-
Segment revenue	2,455.6	365.3	216.7	(882.7)	2,154.9

Reportable segment (loss)/profit after income tax	(80.5)	29.6	3.3	-	(47.6)

Other segment information:
Depreciation	307.4	-	28.8	-	336.2
Net finance expense	42.8	-	1.9	-	44.7
Additions	553.3	-	1.9	-	555.2

Segment assets	13,729.0	95.0	245.5	-	14,069.5
Segment liabilities	8,430.0	87.0	619.6	-	9,136.6

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Half-Year Ended	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M
Scheduled revenue	775.4	-	15.4	-	790.8
Ancillary revenue	385.2	-	0.2	-	385.4
Inter-segment revenue	295.4	229.7	109.1	(634.2)	-
Segment revenue	1,456.0	229.7	124.7	(634.2)	1,176.2

Reportable segment (loss) after income tax	(317.9)	(4.5)	(88.1)	-	(410.5)

Other segment information:
Depreciation	264.2	-	32.3	-	296.5
Net finance expense	13.4	-	1.9	-	15.3
Additions	85.3	-	4.0	-	89.3

Segment assets	14,100.7	220.8	362.9	-	14,684.4
Segment liabilities	8,780.3	228.4	697.0	-	9,705.7

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Scheduled revenue	1,055.9	-	25.5	-	1,081.4
Ancillary revenue	703.0	-	-	-	703.0
Inter-segment revenue	135.9	222.7	127.4	(486.0)	-
Segment revenue	1,894.8	222.7	152.9	(486.0)	1,784.4

Reportable segment profit after income tax	164.3	32.3	28.4	-	225.0

Other segment information:
Depreciation	187.5	-	14.4	-	201.9
Net finance expense	22.4	-	0.9	-	23.3
Additions	397.0	-	1.5	-	398.5

Segment assets	13,729.0	95.0	245.5	-	14,069.5
Segment liabilities	8,430.0	87.0	619.6	-	9,136.6

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M
Scheduled revenue	678.4	-	11.7	-	690.1
Ancillary revenue	360.9	-	-	-	360.9
Inter-segment revenue	55.5	92.0	108.4	(255.9)	-
Segment revenue	1,094.8	92.0	120.1	(255.9)	1,051.0

Reportable segment (loss) after income tax	(190.9)	(12.8)	(21.8)	-	(225.5)

Other segment information:
Depreciation	146.8	-	15.7	-	162.5
Net finance expense	4.7	-	1.2	-	5.9
Additions	(51.9)	-	2.1	-	(49.8)

Segment assets	14,100.7	220.8	362.9	-	14,684.4
Segment liabilities	8,780.3	228.4	697.0	-	9,705.7

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8 paragraph 13, revenue by country of origin has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. “Other European countries” includes all other countries in which the Group has operations.

	Half-Year Ended Sep 30, 2021	Half-Year Ended Sep 30, 2020	Quarter Ended Sep 30, 2021	Quarter Ended Sep 30, 2020
	€M	€M	€M	€M

Italy	537.8	265.2	422.9	237.5
Spain	409.9	213.8	336.7	190.9
United Kingdom	219.2	180.7	190.4	159.9
Ireland	80.1	53.3	71.5	45.3
Other European countries	907.9	463.2	762.9	417.4
Total revenue	2,154.9	1,176.2	1,784.4	1,051.0

Ancillary revenues comprise of revenues from non-flight scheduled operations, in-flight sales and Internet related services. Non-flight scheduled revenue arises from the sale of priority boarding, allocated seats, car hire, travel insurance, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognized at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15, paragraph 114.

9.
Earnings per share

	Half-Year Ended Sep 30, 2021	Half-Year Ended Sep 30, 2020	Quarter Ended Sep 30, 2021	Quarter Ended Sep 30, 2020

Basic (loss)/earnings per ordinary share (€)	(0.0422)	(0.3752)	0.1994	(0.2053)
Diluted earnings per ordinary share (€)	(0.0422)	(0.3752)	0.1975	(0.2053)
Weighted average number of ordinary shares (in M’s) – basic	1,128.4	1,094.0	1,128.6	1,098.6
Weighted average number of ordinary shares (in M’s) – diluted	1,128.4	1,094.0	1,139.5	1,098.6

Diluted earnings per share takes account solely of the potential future exercise of share options granted under the Company’s share option schemes. For the half-year ended September 30, 2021, due to the loss-making position, share options are antidilutive in accordance with IAS 33 and therefore are not assumed to be converted. For the half-year ended September 20, 2021, the weighted average number of shares includes share options assumed to be converted of 11.0M (2020: 4.1M) and weighted issued share capital of 0.4M (2020: 4.8M).

10.
Property, plant and equipment

Acquisitions and disposals

During the half-year ended September 30, 2021, net capital additions amounted to €551M principally reflecting aircraft pre-delivery deposits, capitalised maintenance provisions, 20 aircraft deliveries and supplier reimbursements of €114M.

Assets held for sale

In the quarter ended September 30, 2021 the Group entered into an agreement to sell 10 Boeing 737-800NG aircraft for delivery in fiscal year 2022. 2 of these aircraft were sold in September 2021. The remaining 8 aircraft are reflected as current assets within the Ryanair DAC airline at September 30, 2021 (Note 8).

11.
Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group’s financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2021 Annual Report. While there have been no changes in our risk management policies in the year, the Group has started using jet fuel call options to manage the risk associated with rising fuel prices. These options set a maximum price that the Group will pay for fuel.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:

●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group’s financial instruments:

Financial instruments measured at fair value

● Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).
● Derivatives – currency forwards, aircraft fuel swap contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2021 has been used to establish fair value. The Group’s credit risk and counterparty’s credit risk is taken into account when establishing fair value (Level 2).
● Derivatives – aircraft fuel options: The fair value of aircraft fuel options is determined based on market accepted valuation techniques, primarily Black-Scholes modelling (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended September 30, 2021, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

● Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2021 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

While there have been improvements in business and economic circumstances during the quarter ended September 30, 2021, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2021	2021	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	167.1	167.1	109.4	109.4
- Jet fuel & carbon derivative forward contracts	45.1	45.1	-	-
- Interest rate swaps	2.1	2.1	1.9	1.9
	214.3	214.3	111.3	111.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	142.0	142.0	99.5	99.5
- GBP currency swap	0.6	0.6	5.4	5.4
- Jet fuel options	27.0	27.0	-	-
- Jet fuel & carbon derivative forward contracts	171.2	171.2	-	-
- Interest rate swaps	1.3	1.3	1.1	1.1
	342.1	342.1	106.0	106.0

Trade receivables*	39.7		18.6
Cash and cash equivalents*	4,118.2		2,650.7
Financial asset: cash > 3 months*	100.0		465.5
Restricted cash*	22.7		34.1
	4,622.7	342.1	3,274.9	106.0
Total financial assets	4,837.0	556.4	3,386.2	217.3

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2021	2021	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	4.1	4.1	6.4	6.4
	4.1	4.1	6.4	6.4
Non-current maturities of debt:
- Long-term debt	994.9	998.4	1,077.5	1,083.2
- Promissory notes	96.3	96.3	-	-
- Bonds	3,635.5	3,780.1	2,440.3	2,545.5
	4,726.7	4,874.8	3,517.8	3,628.7
Trade payables	240.7	240.7	179.9	179.9
	4,971.5	5,119.6	3,704.1	3,815.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative forward contracts	-	-	19.8	19.8
- U.S. dollar currency forward contracts	28.1	28.1	59.4	59.4
	28.1	28.1	79.2	79.2
Current maturities of debt:
- Short-term debt	858.5	858.4	875.1	875.1
- Bonds	-	-	850.8	852.6
	858.5	858.4	1,725.9	1,727.7
Trade payables*	788.5		336.0
Accrued expenses*	934.8		888.2
	2,609.9	886.5	3,029.3	1,806.9
Total financial liabilities	7,581.4	6,006.1	6,733.4	5,621.9
*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments

The Group issued senior, unsecured bonds for €1.2BN in May 2021. The bond has a coupon of 0.875% and a maturity date of June 2026. During the half-year the Group repaid the maturing €850M (2014) Eurobond issued at a coupon of 1.875%.

During the half-year ended September 30, 2021, the Group issued promissory notes to the value of €96M with maturity dates of October 2022. The notes were issued in settlement of certain aircraft trade payables and are non-interest bearing. The carrying value of the promissory notes is not considered to be materially different from its fair value.

12.
Shareholders equity and shareholder returns

During the half-year ended September 30, 2021 0.7M ordinary shares were issued at a strike price between €6.25 and €6.74 per share following the exercise of vested options for total proceeds of €4.4M. There were no shareholder returns during the half-year ended September 30, 2021.

13.
Related party transactions

The Company’s related parties comprise its subsidiaries, Directors and key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2021 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2021 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

14.
Government grants and assistance

During the half-year to September 30, 2021, many European countries in which the Ryanair Group operates continued to make available payroll support schemes. The Ryanair Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long-term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €42M (2020: €44M) and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was extended in March 2021 for a further 12 months at a 0.46% interest rate.

There are no unfulfilled conditions attaching to government assistance at September 30, 2021.

15.
Post balance sheet events

In October 2021 the Group repaid the £600M HMT and Bank of England CCFF in full.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Transparency Rules of the Central Bank of Ireland.

In preparing the condensed set of consolidated interim financial statements included within the half-yearly financial report, the Directors are required to:

●
prepare and present the condensed set of financial statements in accordance with IAS 34 Interim Financial Reporting as adopted by the EU, the Transparency Directive and the Transparency Rules of the Central Bank of Ireland;
●
ensure the condensed set of financial statements has adequate disclosures;
●
select and apply appropriate accounting policies; and
●
make accounting estimates that are reasonable in the circumstances.

The Directors are responsible for designing, implementing and maintaining such internal controls as they determine is necessary to enable the preparation of the condensed set of financial statements that is free from material misstatement whether due to fraud or error.

We confirm that to the best of our knowledge:

(1)
the condensed set of consolidated interim financial statements included within the half-yearly financial report of Ryanair Holdings plc for the six months ended September 30, 2021 (“the interim financial information”) which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes, have been presented and prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU, the Transparency Directive and Transparency Rules of the Central Bank of Ireland.

(2)
The interim financial information presented, as required by the Transparency Directive, includes:
a.
an indication of important events that have occurred during the first 6 months of the financial year, and their impact on the condensed set of consolidated interim financial statements;
b.
a description of the principal risks and uncertainties for the remaining 6 months of the financial year
c.
related parties’ transactions that have taken place in the first 6 months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
d.
any changes in the related parties’ transactions described in the last annual report that could have a material effect on the financial position or performance of the enterprise in the first 6 months of the current financial year.

On behalf of the Board

Stan McCarthy
Michael O’Leary
Chairman
               Chief Executive
October 29, 2021

Independent review report to Ryanair Holdings plc and Subsidiaries

Introduction

We have been engaged by the Company to review the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended September 30, 2021 which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, and the condensed consolidated interim statement of changes in shareholders’ equity and the related explanatory notes. Our review was conducted having regard to the Financial Reporting Council’s International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended September 30, 2021 is not prepared, in all material respects in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 (“Transparency Directive”), and the Transparency Rules of the Central Bank of Ireland.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Directors are responsible for ensuring that the condensed set of consolidated financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of consolidated financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review having regard to the Financial Reporting Council’s International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We read the other information contained in the half-yearly financial report to identify material inconsistencies with the information in the condensed set of consolidated financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the review. If we become aware of any apparent material misstatements or inconsistencies, we consider the implications for our report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Sean O’Keefe
For and on behalf of
KPMG
October 29, 2021
Chartered Accountants
1 Stokes Place
St Stephen’s Green Dublin 2
Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 1 November, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary